May 11, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Timothy Worthington

Re:	WisdomTree Digital Trust (the “Trust”) on behalf of Itself and WisdomTree Short-Term Treasury Digital Fund (f/k/a WisdomTree Digital Short-Term Treasury Fund) (the “Fund”)

Dear Mr. Worthington:

Enclosed for filing on behalf of the Trust is Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (“Registration Statement”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. As an accompaniment to Pre-Effective Amendment No. 3, enclosed for filing on behalf of the Trust is also a correspondence letter that responds to oral comments received from the staff of the U.S. Securities and Exchange Commission via telephone on March 7, 2022 and March 29, 2022.

If you have any questions or comments, please contact me at (212) 261-6847.

Sincerely,

/s/ Michael S. Didiuk
Michael S. Didiuk

cc:	Ryan Louvar – WisdomTree

Todd Zerega - Perkins Coie LLP